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Exhibit 12.1

SABRE HOLDINGS CORPORATION
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(in thousands)

Three Months Ended March 31, 2004
Earnings:
Income before taxes	$66,724
Minority interests in consolidated subsidiaries	93
Loss from equity investees	7,062

Income before provision for income taxes, minority interests and loss from equity investees	73,879
Add: Total fixed charges (per below)	8,139
Distributed income of equity investees	6,928

Total earnings	$88,946

Fixed charges:
Interest expensed	$6,427
Estimate of interest within rental expense (1)	1,712

Total fixed charges	$8,139

Ratio of earnings to fixed charges	10.93

(1)
Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).

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Exhibit 12.1
SABRE HOLDINGS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)